February 6, 2014

Matthew Crispino
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re: TeleHealthCare, Inc.

Registration Statement on Form S-1

Filed January 8, 2015

File No. 333-201391

Dear Mr. Crispino,

TeleHealthCare, Inc. is pleased to respond to the letter of comment (the “Comment Letter”) transmitted to us by the staff of the United States Securities and Exchange Commission (“Commission”), Division of Corporation Finance (the “Staff”), dated February 4, 2015. Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter. Our responses to the Staff’s comments are as follows:

General

1. You appear to be a shell company as defined in Rule 405, because you appear to have nominal operations and nominal assets. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Currently, we feel we are not a shell for the following reasons.

The SEC, in Release No. 33-8869 (the “Release”), defines a “shell company” to mean a registrant, other than an asset-backed issuer, that has:

(A) No or nominal operations; and

(B) Either:

(1)  No or nominal assets;

(2)  Assets consisting solely of cash and cash equivalents; or

(3)  Assets consisting of any amount of cash and cash equivalents and nominal other assets; or

This does not include a development stage company pursuing an actual business, a business combination related shell company, as defined in Rule 405, or an asset-backed issuer, as defined in Item 1101(b) of Regulation S-K [AB].

We are considered a development stage company. Were we not to be considered a development stage company we would still not be considered a shell. The definition above uses the word “and” after (A) above, a company must have “no or nominal operations” before the analysis even gets to “no or nominal assets” and the other items in (2).  In other words, if a company can prove it has more than nominal operations, it cannot be considered a shell company as defined in the Release.  However, this can be a difficult proposition for a company in the early stages of development that has not generated revenues yet.

In the Release, several commenters were concerned that the definition of a shell company set forth above would capture virtually every company during its start-up phase and that the definition was therefore too broad.  The SEC specifically addressed this situation in footnote 172 to the Release by saying, in applicable part:

Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a “startup company,” or in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having “no or nominal operations.”

One can do an analysis of a startup company’s business activities during its “limited operating history” to determine whether the company has engaged in activities that are, at a minimum, sufficient to manifest a strong commitment to developing a legitimate business.  These activities include, but are not limited to, the following:

  entering into agreements with customers, vendors, manufacturers, etc.;
  filing patent, trademark, and copyright applications with respect to the company’s intellectual property;
  executing license or sublicense agreements with respect to the company’s intellectual property;
  entering into product development agreements or similar agreements for the development of a product or service;
  hiring employees; and
  incurring material operating expenses such as research and development expenses;

We believe the Company is a development stage company pursuing an actual business as set forth in the Company’s Form S-1. The Company has spent hundreds of man hours in producing its web portal The Company is pursuing contracts with customers and manufacturers. It has acquired a significant asset. It has hired personnel to pursue operations. It has received significant debt financing.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Please see attached copy of communications provided to potential investors as Exhibit 99.1.

Cover Page

3. We note the statement on the cover page that the “prices at which the selling stockholders may sell the shares in this offering will be determined by the prevailing market price for the shares or in negotiated transactions.” Schedule A, paragraph 16 of the Securities Act and Item 501(b)(3) of Regulation S-K require that you disclose the price at which the securities will be sold. In this regard, we note the disclosure on page 19 that the selling security holders will sell their shares of your common stock at a price of $0.025 per share until your common stock is quoted on the OTC Markets or listed for trading or quoted on any other public market. Please include this information on the cover page and in the Plan of Distribution section.

We agree with your comments and updated the Cover Page and Plan of Distribution to included that “will sell their shares of common stock is at a price of $0.025 per share until our common stock is quoted on the OTC Markets or listed for trading or quoted on any other public market.”

4. Please disclose on your prospectus cover page that you are an emerging growth company.

We agree with your comment and have disclosed on our cover page that we are an emerging growth company.

Prospectus Summary

About TeleHealthCare, Inc., page 5

5. Please ensure that your prospectus accurately reflects the current status of any products or services that you offer or plan to offer and carefully distinguishes actual accomplishments from your plans. For example, please revise this section to clarify the status of your CarePanda platform. In this regard, we note the statement on page 8 that you have “started the development of an initial design and framework of [your] proposed CarePanda portal platform.” To the extent any products or services you hope to provide are not fully developed, revise to describe the status of your developmental efforts, any potential difficulties that may preclude you from completing development and the expected costs of development. Include a more detailed discussion in your business section and management’s discussion and analysis, as applicable.

We have provided the current status on the top of page 28.

6. Please provide support for the claim in this section that “CarePanda solves a number of social and healthcare industry problems.”

We agree that the statement is broad in nature and have deleted the statement.

“CarePanda has completed the initial BETA of the product and is gathering feedback from potential customers. In early review the system requires additional development, specifically on the design, ease of use of the application and the unified communication tools.

CarePanda is in the process of redeveloping key features and the goal is to re-introduce the product to BETA customers and industry experts at key healthcare institutions later this year.

After the completion of this offering we plan to launch a market ready product on multiple platforms (mobile, iPAD, iPhone, etc) and to create a multi-level system that can easily be co-branded or private labeled.”

Risk Factors

Risks Related to the Business

TeleHealthCare has minimal financial resources…, page 8

7. Your statement that your current resources are sufficient to keep your business operations functioning for the next nine months is inconsistent with your statement on page 40 that you will be able to conduct limited operations for at least the next twelve months. Similarly, your statement that you currently spend between $5,000 and $25,000 per month in operational expenses is inconsistent with your statement on page 41 that you have limited your cash use to approximately $5,000 to $15,000 per month. Please advise or revise. To the extent that a deficiency in capital resources is perceived, revise your risk factor and liquidity disclosures to state the minimum additional capital expected to be necessary to fund your planned operations for a 12-month period.

We agree with your comment and have reconciled the inconsistencies.

There are significant potential conflicts of interest, page 10

8. Please disclose whether you have policies in place regarding the manner in which your management will resolve the types of conflicts of interest that you describe in this paragraph.

We agree with your comment and have disclosed that we have policies in place regarding the manner in which management will resolve the types of conflicts of interest that are described.

Our internal controls may be inadequate…, page 11

9. Please revise this risk factor to clarify that you will not be required to provide an assessment of the effectiveness of your internal controls over financial reporting until your second annual report after your initial public offering and that an auditor attestation of management's evaluation of effectiveness of the internal controls is not required as long as you are an emerging growth company and/or a smaller reporting company.

We agree with your comment and have revised the risk factor to clarify that we will not be required to provide an assessment of the effectiveness of our internal controls over financial reporting until our second annual report after our initial public offering and that an auditor attestation of management's evaluation of effectiveness of the internal controls is not required as long as we are an emerging growth company and/or a smaller reporting company.

Having only one director…, page 11

10. The disclosure in the caption of this risk factor that you only have one director is inconsistent with the disclosure in the body of the risk factor that you have three directors. We note a similar inconsistency in the second risk factor on page 17. Please advise or revise.

We agree with your comment and have revised the disclosures.

Description of Business

Business Model & Market Opportunities, page 28

11. We note your many references to industry leaders such as LinkedIn, CraigsList, Yahoo, Google, Apria, Lincare, CVS, Wal-Mart and others in describing your business. Please clarify which, if any, contribute materially to your business in quantified terms. To the extent you are unable to provide an objective standard for identifying such businesses by name, please revise to remove the names.

We agree with your comment and have removed the names.

Our Portal, page 34

12. Please note that graphic presentations should accurately represent your current business. For example, it is not appropriate to depict an Internet website or platform that does not yet exist. For background, refer to our Securities Act Forms Compliance and Disclosure Interpretation 101.02.

Whereas this does exist in development we have removed the graphic presentation from the registration statement.

Management’s Discussion and Analysis or Plan of Operation

For the three months ended December 31, 2014 and 2013, page 40

13. Please revise to provide a materially complete description of the source of the $25,000 of revenue earned during this period.

We agree with your comment and have provided a complete description of the source of the $25,000 of revenue.

Directors, Executive Officers, Promoters and Control Persons, page 44

13. Please revise to describe Mr. Donahue’s business experience from 2009 through 2014. Also state the period during which Mr. Folsom has served as a director. Finally, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Messrs. Donahue, Hoshor and Folsom should serve as directors of the company. Refer to Item 401 of Regulation S-K.

We agree with your comment and have increased the various disclosures for the board of directors.

Report of Independent Registered Public Accounting Firm, page 59

14. We note from your disclosure throughout the filing that TeleHealthCare, Inc. was incorporated on December 10, 2012. However, we note that the introduction paragraph of the report states that the statements of operations, changes in stockholders’ equity (deficit) and cash flows for the “year” ended September 30, 2013 were audited. Please revise to include the specific period that is audited (i.e. from inception to September 30, 2013). Similar concerns apply to the opinion paragraph. Refer to Rule 2-02(a) and (c) of Regulation S-X.

We agree with your comment and the auditors have reissued the opinion letter.

Statements of Operations, page 61

15. Please revise your September 30, 2013 caption for the statement of operations to state the specific period covered (i.e., inception to September 30, 2013).

We agree with your comments and revised the statement of operations.

Statements of Cash Flows, page 63

16. We note that the heading for the statement of cash flows states “For the Years Ended September 30, 2014 and 2013.” Please revise your September 30, 2013 caption to state the specific period covered (i.e., inception to September 30, 2013).

We agree with your comment and revised the Statements of Cash Flow.

Item 15. Recent Sales of Unregistered Securities, page 72

17. For each of the transactions disclosed in this section, please ensure that you name the persons or identify the class of persons to whom the securities were sold. Refer to Item 701(b) of Regulation S-K. In regard to the five million shares of common stock issued to additional founders of the company, tell us the names of those other founders.

We agree with your comment and have included he names or identifying class of persons whom securities were sold.

* * * * *

•	We are responsible for the adequacy and accuracy of the disclosure in the Amended S-1;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Amended S-1; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. You may contact Karl Hoshor, Chief Financial Officer at 714-470-4825 if you have questions or need additional information.

Sincerely,

TeleHealthCare, Inc.

/s/ Karl Hoshor

Karl Hoshor, CFO